EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

					Period from
					September 7, 2000
	Six Months Ended	Year Ended December 31,			(inception) through
	June 30, 2004	2003	2002	2001	December 31, 2000
Fixed charges:
Interest expense	$29,374	$39,956	$13,974	$4,286	$295
Interest portion of rental expense	690	843	429	223	53

Total fixed charges	$30,064	$40,799	$14,403	$4,509	$348

Earnings available for fixed charges:
Net income (loss) before income taxes	$83,482	$132,480	$41,582	$6,792	$(62)
Fixed charges	30,064	40,799	14,403	4,509	348

Total earnings available for fixed charges	$113,546	$173,279	$55,985	$11,301	$286

Ratio of earnings to fixed charges	3.8x	4.2x	3.9x	2.5x	0.8x

Excess (deficiency) of earnings to fixed charges	$83,482	$132,480	$41,582	$6,792	$(62)